Emerald Health Therapeutics Announces Intention to List on Canadian Securities Exchange

VANCOUVER, BC, March 9, 2021- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) today announced that it has applied to the Canadian Securities Exchange ("CSE") to have its common shares listed for trading on the CSE. In connection with the listing of its common shares on the CSE, Emerald will apply to the TSX Venture Exchange ("TSXV") to have its common shares delisted from trading on the TSXV.

Listing its common shares on the CSE will provide Emerald with increased flexibility to conduct business in other jurisdictions and is expected to result in lower filing, compliance, legal and other fees.

"In alignment with one of the core facets of our revised strategy, we look forward to this proactive listing change to the CSE to allow us to more readily expand the geographic focus of our business beyond just Canada," said Riaz Bandali, President and CEO.

Completion of the listing of its common shares on the CSE is subject to Emerald's application to list its common shares being accepted by the CSE and the TSXV approving the delisting of the common shares.

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation and production excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the listing of the Common Shares on the CSE; the delisting of the Common shares from the TSXV; the benefits of listing the Common Shares on the CSE; and the conduct of Emerald's business in other jurisdictions.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; changes in business strategy; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.